December 31, 2019

Brian Doxtator
Chief Executive Officer
Commonwealth Thoroughbreds LLC
1450 North Broadway
Lexington, Kentucky 40505

       Re: Commonwealth Thoroughbreds LLC
           Offering Statement on Form 1-A
           Filed December 13, 2019
           File No. 024-11130

Dear Mr. Doxtator:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed December 13, 2019

Risk Factors
Risks Related to the Structure, Operation and Performance of the Company Liability of investors between series of membership units., page 18

1.    We note your response to comment 5, and your amended disclosure on page
20. With a
      view to understanding your disclosure that "[i]t is unclear whether the remaining states would honor the limited liability afforded to each series," please amend your disclosure to add the substance of your response, including that "[m]any of referenced opinions involved questions of standing to bring lawsuits by a series, and the identified risk is whether the limited liability of the series will be honored by jurisdictions with no series limited liability company statute, for which there has been even less judicial interpretation to date." Please also disclose which jurisdictions have determined that there is no standing to bring lawsuits by a series.
 Brian Doxtator
FirstName LastNameBrian Doxtator
Commonwealth Thoroughbreds LLC
Comapany31, 2019
December NameCommonwealth Thoroughbreds LLC
December 31, 2019 Page 2
Page 2
FirstName LastName
Principal Interest Holders, page 82

2. We note your response to comment 15, including that you have amended your certificate of designations for the Series A1 Units. Please file this amended certificate of designation as an exhibit to your Form 1-A, or tell us why you do not believe you are required to do
         so.
Exclusive Jurisdiction; waiver of jury trial, page 90

3. We note your response to comment 8 and your amended disclosure in your offering circular and exhibit, including that the waiver of trial by jury "is not intended to apply to claims or suits under federal securities laws." Please amend your Limited Liability
         Company Agreement to include this disclosure, or tell us how you will inform investors in future filings that the waiver provision is not intended to apply to federal securities law claims.
General

4. We note your disclosure throughout the filing that the Series OL2018 will have a 75%
         interest in the Series Asset. Please provide risk factor disclosure related to the fact that the series does not have full control of the asset.
5. Please provide an updated consent from Hyperion Thoroughbred Consultants. In this regard, you have added a new series with a new underlying asset, and Hyperion
         Thoroughbred Consultants appraised the new asset, but the dates of the consents filed with your initial filing and your amendment are the same. Alternatively, please tell us why you do not believe you are required to update this consent.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Brian Doxtator
Commonwealth Thoroughbreds LLC
December 31, 2019
Page 3

       You may contact Katherine Bagley at 202-551-2545 or Mara Ransom at 202-551-3264 if
you have questions.



                                                       Sincerely,
FirstName LastNameBrian Doxtator
                                                       Division of Corporation
Finance
Comapany NameCommonwealth Thoroughbreds LLC
                                                       Office of Trade &
Services
December 31, 2019 Page 3
cc:       Alan K. MacDonald
FirstName LastName